[Letterhead of Vinson & Elkins LLP]

May 3, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lone Pine Resources Inc.
Draft Amendment No. 6 to Registration Statement on Form S-1
Filed as Correspondence on May 3, 2011
File No. 333-171123

Dear Mr. Schwall:

On May 2, 2011, Lone Pine Resources Inc. (the “Registrant”) filed through EDGAR Amendment No. 5 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  On May 3, 2011, the Registrant furnished through EDGAR as correspondence and separately forwarded courtesy copies of the enclosed draft Amendment No. 6 (“Amendment No. 6”) to the Registration Statement.  A copy of this letter also has been furnished through EDGAR as correspondence.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden

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